UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Explanatory Note

This 11-K/A amends the Annual Report on Form 11-K filed June 28, 2004 to add a page that was inadvertently omitted from the original filing.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2003 and 2002

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans

Administrative Committee

Fulton Financial Affiliates’

401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

1.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus Ohio

May 14, 2004

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Administrative Committee

Fulton Financial Affiliates’

401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust as of December 31, 2002 and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland

May 13, 2003

3.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$62,409	$452
Investments	21,370,097	15,186,609

Receivables
Accrued income	51,573	—
Employer contribution	424,071	71,695
Participant contributions	32,788	12,837

Total receivables	508,432	84,532

Total assets	21,940,938	15,271,593

LIABILITIES
Administrative expenses payable	27,312	—
Security transaction payable	35,421	—

Total liabilities	62,733	—

Net assets available for benefits	$21,878,205	$15,271,593

See accompanying notes to financial statements.

4.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments (Note 4)	$3,743,728	$(1,700,873)
Interest and dividends	255,756	209,089

	3,999,484	(1,491,784)

Contributions
Employer contribution	486,176	412,802
Employee contributions	1,139,168	1,020,868
Employee rollovers	26,753	2,376

	1,652,097	1,436,046

Total additions	5,651,581	(55,738)

Deductions from net assets attributed to:
Benefits paid to participants	1,482,366	1,337,308
Administrative expenses	104,265	52,502

	1,586,631	1,389,810

Net increase (decrease) prior to transfer	4,064,950	(1,445,548)
Transfer due to plan merger (Note 8)	2,541,662	—

Net increase (decrease)	6,606,612	(1,445,548)

Net assets available for benefits
Beginning of year	15,271,593	16,717,141

End of year	$21,878,205	$15,271,593

See accompanying notes to financial statements.

5.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan which covers eligible employees of merged bank subsidiaries that participate in the Company’s Defined Benefit Plan. The Plan is essentially closed to new participants with new employees entering the Company’s Profit Sharing Plan upon meeting the conditions of eligibility. The Plan was established in 1991 and provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Fulton Financial Corporation (the Company) may contribute, at its discretion, a percentage of the employee’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 100% of the first 3% of compensation deferred was made in 2003 and 2002 for all participants except those who were former participants in the Drovers Mechanics Bank Salary Deferral Plan (Drovers 401(k) Plan). The employer matching contribution formula for the former Drovers 401(k) Plan participants is 50% of the first 6% of compensation deferred.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service. Effective June 1, 2003, former Drovers 401(k) Plan participants are immediately 100% vested in their accounts.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments.

(Continued)

6.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2003 and 2002, forfeitures of $10 and $0, respectively were available. Forfeitures used to reduce the employer matching contribution for the plan year ended December 31, 2003 and 2002 were $21,205 and $17,081, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds and common trust funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales are recorded on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. Estimates of investment valuation are particularly subject to change in the near term.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2003, approximately 21% of the Plan’s assets were invested in Fulton Financial Corporation common stock.

(Continued)

7.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2003
	Units	Fair Value
Fulton Financial Corporation Common Stock	212,673	$4,657,539
Retirement Common Stock Fund	32,384	2,834,853
Retirement Fixed Income Fund	172,125	2,935,580
Fidelity Advisor Mid Cap Fund	96,478	2,193,905
MFS Value Fund	63,613	1,297,713
Vanguard 500 Index Fund	23,352	2,397,823
Goldman Sachs Financial Square Government	2,551,840	2,551,840
American Century Small Company Fund	254,800	2,130,130

	December 31, 2002
	Units	Fair Value
Fulton Financial Corporation Common Stock	193,957	$3,425,281
Retirement Common Stock Fund	25,679	1,809,085
Retirement Fixed Income Fund	171,492	2,838,187
Fidelity Advisor Mid Cap Fund	74,547	1,172,621
Fidelity Advisor Value Strategies Fund	44,430	881,499
Vanguard 500 Index Fund	16,105	1,306,894
Goldman Sachs Financial Square Government Fund	2,900,255	2,900,255

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,743,728 and $(1,700,873) as follows:

	2003	2002
Mutual funds	$2,116,906	$(1,341,908)
Common trust funds	608,029	(377,417)
Fulton Financial Corporation Common Stock	1,018,793	18,452

	$3,743,728	$(1,700,873)

(Continued)

8.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $45,459 at December 31, 2003 and $0 at December 31, 2002.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan record keeper, totaled $79,890 and $41,052 for 2003 and 2002, respectively. Fees paid by the Plan to Smith Elliott Kearns & Company LLC, the prior auditor for the Plan, totaled $21,600 and $7,075 for 2003 and 2002, respectively. Fees paid by the Plan to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $2,775 and $3,675 for 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan had investments of $4,657,539 and $3,425,281, respectively, in Fulton Financial Corporation common stock which constitutes a party-in-interest investment. The Plan also has investments of $5,770,433 and $4,647,272 at December 31, 2003 and 2002, respectively, in common trusts funds that are administered by Fulton Financial Advisors, the custodian of the Plan. Approximately $124,474 and $112,560 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2003 and 2002, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated April 16, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PLAN MERGER

Effective June 1, 2003, the Drovers and Mechanics Bank Salary Deferral Plan was merged into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

9.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value

Common Trust Funds
*	Fulton Financial Advisors	Retirement Fixed Income Fund	$ Ö	$2,935,580
*	Fulton Financial Advisors	Retirement Common Stock Fund	Ö	2,834,853

Mutual Funds
	MFS Investment Management	MFS Value Fund	Ö	1,297,713
	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	Ö	2,551,840
	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	Ö	2,193,905
	Vanguard	Vanguard 500 Index 500 Fund	Ö	2,397,823
.	American Century Investments, Inc.	American Century Small Company Fund	Ö	2,130,130
	Franklin Templeton Investments	Templeton Foreign Fund	Ö	370,714

Common Stock
*	Fulton Financial Corporation	Common Stock	Ö	4,657,539

				$21,370,097

*	Party-in-interest

Ö	All investments are participant directed, therefore, historical cost information is not required.

10.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

By:	/s/ Bernadette Taylor

Date: June 25, 2004

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
23.1	Consent of Smith Elliot Kearns & Company
23.2	Consent of Crowe Chizek and Company LLC